Exhibit 12

Marshall & Ilsley Corporation

Computation of Ratio of Earnings to Fixed Charges

($000’s)

	Years Ended December 31,
	2002		2001		2000		1999		1998
Earnings:
Earnings before income taxes and cumulative effect of changes in accounting principles	$718,592		$501,045		$470,350		$527,939		$465,285
Fixed charges, excluding interest on deposits	301,518		321,059		321,812		222,172		206,546

Earnings including fixed charges but excluding interest on deposits	1,020,110		822,104		792,162		750,111		671,831
Interest on deposits	283,385		566,899		772,016		585,864		564,540

Earnings including fixed charges and interest on deposits	$1,303,495		$1,389,003		$1,564,178		$1,335,975		$1,236,371

Fixed Charges:
Interest Expense:
Short-term borrowings	$150,310		$188,587		$224,187		$142,294		$126,624
Long-term borrowings	127,343		110,842		78,773		63,145		66,810
One-third of rental expense for all operating leases (the amount deemed representative of the interest factor)	23,865		21,630		18,852		16,733		13,112

Fixed charges excluding interest on deposits	301,518		321,059		321,812		222,172		206,546
Interest on deposits	283,385		566,899		772,016		585,864		564,540

Fixed charges including interest on deposits	$584,903		$887,958		$1,093,828		$808,036		$771,086

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	3.38	x	2.56	x	2.46	x	3.38	x	3.25	x
Including interest on deposits	2.23	x	1.56	x	1.43	x	1.65	x	1.60	x